CUSIP No. 262432-10-7
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                               DRYCLEAN USA, Inc.
                                (Name of Issuer)

                         Common Stock, par value $0.025
                         ------------------------------
                         (Title of Class of Securities)

                                  262432-10-7
                                  -----------
                                 (CUSIP Number)

                                Lloyd Frank, Esq.
                              Troutman Sanders LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-704-6000
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 6, 2005
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]


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CUSIP No.                               13D                    Page   of   Pages
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1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Michael S. Steiner
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2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
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3.      SEC Use Only

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4.      Source of Funds:

        PF
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5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e) [   ]

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6.      Citizenship or Place of Organization

        United States
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                  7.      Sole Voting Power             100

Number of                 ------------------------------------------------------
Shares Bene-      8.      Shared Voting Power           4,520,954(1)
ficially Owned
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        2,059,597
Person With
                          ------------------------------------------------------
                  10.     Shared Dispositive Power       0

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11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        4,521,054
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12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions) [  ]

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13.     Percent of Class Represented by Amount in Row (11)  Excludes Certain
        Shares (See Instructions) [X]

        64.4%
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14.     Type of Reporting Person (See Instructions)

        IN
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----------
(1) Includes 2,019,097 of the shares owned by the Reporting Person and 2,501,857 of the shares owned by others that are subject to a Stockholders Agreement with the Reporting Person concerning, among other things, voting for the election of directors, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares with shared voting power.


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CUSIP No. 262432-10-7
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         This Amendment No. 4 ("Amendment No. 4") amends in their entirety Items
5, 6 and 7 contained in the Schedule 13D filed on November 9, 1998 (the "Original Statement"), as amended by Amendment No. 1 filed on January 20, 2000, Amendment No. 2 filed on July 27, 2004 and Amendment No. 3 filed on December 29, 2004, by Michael S. Steiner (the "Reporting Person") with respect to the Reporting Person's beneficial ownership of Common Stock, $.025 par value (the "Common Stock"), of DRYCLEAN USA, Inc. (the "Issuer" or the "Company"). The Original Statement, as amended by Amendments Nos. 1, 2, and 3 and this Amendment No. 4, is referred to collectively as the "Statement."

         Item 5   Interest in Securities of the Issuer

The following information is as at December 7, 2005:

(a) (i) Amount Beneficially Owned: 4,521,054. Includes, in addition to 100 shares of the Issuer's outstanding Common Stock owned by the Reporting Person which are not subject to the Stockholders Agreement discussed in Item 6 of this Statement, the following shares that are subject to the Stockholders Agreement:
(a) 2,019,097 (28.7%) of the Issuer's outstanding shares of Common Stock owned by the Reporting Person, (b) 2,019,097 (28.7 %) of the Issuer's outstanding shares of Common Stock owned by William K. Steiner, the Reporting Person's father who does not reside in the Reporting Person's household, and (c) 482,760 (6.9%) of the Issuer's outstanding shares of Common Stock owned by Cindy B. Greenstein who has agreed to vote in the election of directors for designees of the Reporting Person and William K. Steiner. As a result of the Stockholders Agreement, the Reporting Person and William K. Steiner are deemed to be a "group," within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934 (the "Exchange Act"), and, therefore, the Reporting Person may be deemed to be the beneficial owner within the meaning of Rule 13d-3 of the Exchange Act, of all of the 4,520,954 Shares subject to the Stockholders Agreement, which represent 64.4% of the Issuer's 7,024,450 shares of Common Stock outstanding as of December 7, 2005.

    (ii) Percent of Class: 64.4% based on 7,024,450 shares of the Issuer's Common Stock outstanding on December 7, 2005.

(b) Number of shares to which such person has:

    (i) sole power to vote or to direct the vote - 100

    (ii) shared power to vote or to direct the vote - 4,520,954 (1)

    (iii) sole power to dispose or to direct the disposition of - 2,019,097

    (iv) shared power to dispose or to direct the disposition of - 0

(1) Includes 2,019,097 of the shares owned by the Reporting Person and 2,501,857 of the shares owned by others that are subject to a Stockholders Agreement with the Reporting Person concerning, among other things, voting for the election of directors, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares with shared voting power.


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CUSIP No. 262432-10-7
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(c) The following is a schedule of the  transactions by the Reporting  Person in the Issuer's Common Stock during the 60 days immediately preceding the filing of this Amendment:

   Date of          Number of Shares
 Transaction    Acquired    Disposed of   Price    Nature of Transaction
 -----------    --------    -----------   -----    ---------------------
   12/06/05      258,260         0        $1.45    Private Transfer (Settlement
                                                   of Debt) from Alan Greenstein

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the Reporting Person.

(e) Not applicable.

         Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer

         On July 22, 2004, the Reporting Person and William K. Steiner each sold 750,000 shares of the Company's Common Stock to Alan I. Greenstein, for a purchase price of $1,087,500 ($1.45 per share) payable to each seller, consisting of $350,000 in cash and a $737,500 Promissory Note payable on July 22, 2005 secured by the shares sold. On December 28, 2004 and December 6, 2005, Mr. Greenstein transferred to each of the Reporting Person and William K. Steiner 250,000 and 258,620, respectively, of those shares, with the Promissory Note to each Reporting Person being reduced by $362,500, and $375,000, respectively, as a result of which the Promissory Note was discharged.

         Contemporaneously with the original transaction, on July 22, 2004, the Reporting Person, William K. Steiner and Alan I. Greenstein entered into a Stockholders Agreement regarding the voting of shares then owned of record by them. On December 28, 2004, the parties amended such Stockholders Agreement to reflect the revised share ownership of the parties. On December 6, 2005, Mr. Greenstein transferred the remaining 482,760 shares to his wife Cindy B. Greenstein, who, as required by the Stockholders Agreement described below, became a party thereto, and Mr. Greenstein, William K. Steiner and Ms. Greenstein and the Reporting Person entered into an Amended and Restated Stockholders Agreement to reflect the revised share ownership of the parties and amend the voting provisions of the Stockholders Agreement.

         The Amended and Restated Stockholders Agreement (the "Stockholders Agreement") provides that the 2,019,097 shares of the Issuer's Common Stock owned of record by each of the Reporting Person and William K. Steiner (together with any transferees to whom either of them transfers Shares, as defined below, to the extent of the Shares so transferred, collectively, the "Steiner Family Stockholders") and the 482,760 shares of the Issuer's Common Stock owned of record by Cindy B. Greenstein (together with any transferee to whom she transfers Shares, to the extent of the Shares so transferred, collectively, the "Greenstein Stockholders") are, except to the extent otherwise agreed from time to time by each of (a) the holders of a majority of the Shares held by the Greenstein Stockholders and (b) the holders of a majority of the Shares held by the Steiner Family Stockholders, to be voted to elect as directors of the Issuer such designees as may be selected by the holders of a majority of the Shares held by the Steiner Family Stockholders. Should any designee of the Greenstein Stockholders or the Steiner Family Stockholders resign, determine not to seek re-election to the Issuer's Board of Directors (the "Board"), be removed from office, die, become incapacitated or otherwise cease to serve on the Board, and should such


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CUSIP No. 262432-10-7
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designee  not be  replaced by the Board with the a designee  recommended  to the
Board by the Steiner Family Stockholders, the parties to the Stockholders Agreement are to take all such action as may be permitted under the Issuer's Certificate of Incorporation or By-laws and laws of its state of incorporation to promptly call a special or other meeting of stockholders of the Issuer and vote, or execute a written consent, to elect as the successor to such former director a person designated by the holders of a majority of the Shares held by the Steiner Family Stockholders'. The Stockholders Agreement is to terminate on the earliest to occur of (i) the date agreed to in writing by the owners of record of a majority of the Shares and (ii) the liquidation of the Issuer or the Issuer's merger with, or sale of substantially all of its assets to, or another change in control transaction with, another entity that is approved by the Board, following which transaction or series of transactions the stockholders of the Issuer immediately prior to the first of such transactions do not own more than 50% of the outstanding voting power of the resulting entity at the effective date of the last of such transactions.

         Item 7   Material to be Filed as Exhibits

Exhibit 1 -       Merger Agreement (1)

Exhibit 2 -       Engagement Letter between the Issuer and Slusser
                  Associates, Inc. (1)

Exhibit 3(a) Investment Letter dated January 13, 2000 from RAM Capital Management Trust to the Issuer and the Reporting Person. (2)

Exhibit 3(b) Investment Letter dated July 22, 2004 from Alan Greenstein to the Issuer and the Reporting Person. (3)

Exhibit 3(c) Investment Letter and Agreement dated December 28, 2004 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 3(d) Investment Letter and Agreement dated December 6, 2005 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 4(a) Stockholders Agreement dated as of July 22, 2004 by and among the Reporting Person, William K. Steiner and
                  Alan I. Greenstein. (4)

Exhibit 4(b) Amendment dated December 28, 2004 by and among the Reporting Person, William K. Steiner and Alan I. Greenstein to the Stockholders Agreement dated as of July 22, 2004. (3)

Exhibit 4(c) Amended and Restated Stockholders Agreement dated as of December 6, 2005 by and among the Reporting Person, William
                  K. Steiner, Alan I. Greenstein and Cindy B. Greenstein. (3)

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(1)      Filed with the Original  Statement.
(2)      Filed with Amendment No. 1 to this Statement.
(3)      Filed herewith.
(4) Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K dated (date of earliest event reported) July 22, 2004.

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CUSIP No. 262432-10-7
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 7, 2005


                                        /s/ Michael S. Steiner
                                        ----------------------------------------
                                        Michael S. Steiner


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CUSIP No. 262432-10-7
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                                 EXHIBIT INDEX
                                 -------------


EXHIBIT NO.       DESCRIPTION
-----------       -----------

Exhibit 1 -       Merger Agreement (1)

Exhibit 2 -       Engagement Letter between the Issuer and Slusser
                  Associates, Inc. (1)

Exhibit 3(a) Investment Letter dated January 13, 2000 from RAM Capital Management Trust to the Issuer and the Reporting Person. (2)

Exhibit 3(b) Investment Letter dated July 22, 2004 from Alan Greenstein to the Issuer and the Reporting Person. (3)

Exhibit 3(c) Investment Letter and Agreement dated December 28, 2004 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 3(d) Investment Letter and Agreement dated December 6, 2005 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 4(a) Stockholders Agreement dated as of July 22, 2004 by and among the Reporting Person, William K. Steiner and
                  Alan I. Greenstein. (4)

Exhibit 4(b) Amendment dated December 28, 2004 by and among the Reporting Person, William K. Steiner and Alan I. Greenstein to the Stockholders Agreement dated as of July 22, 2004. (3)

Exhibit 4(c) Amended and Restated Stockholders Agreement dated as of December 6, 2005 by and among the Reporting Person, William
                  K. Steiner, Alan I. Greenstein and Cindy B. Greenstein. (3)

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(1)      Filed with the Original  Statement.
(2)      Filed with Amendment No. 1 to this Statement.
(3)      Filed herewith.
(4) Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K dated (date of earliest event reported) July 22, 2004.